222 South Ninth Street

Minneapolis, MN  55402

www.Oppenheimer.com

Direct:	(612) 607-7287
Main:	(612) 607-7000
Fax:	(612) 607-7100
E-Mail:	ACulbert@oppenheimer.com

CONFIDENTIAL TREATMENT REQUESTED BY BIOSANTE PHARMACEUTICALS, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

September 17, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Assistant Director
Mail Stop 4720

Re:	BioSante Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 13, 2012
File No. 001-31812

Dear Mr. Riedler:

On behalf of BioSante Pharmaceuticals, Inc. (“BioSante”), we are responding to the comment letter, dated August 27, 2012, from Mr. Jeffrey Riedler to Mr. Phillip B. Donenberg, Senior Vice President of Finance, Chief Financial Officer and Secretary of BioSante, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2012 (the “2011 Form 10-K”).

Because of the commercially sensitive nature of certain information contained in this response letter, this submission is accompanied by a request for confidential treatment for selected portions of this letter. BioSante has filed a separate letter with the Office of Freedom of

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Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, BioSante has enclosed a copy of its letter to the FOIA Office (the “Request”) with a copy of this letter marked to show the portions redacted from the version filed via EDGAR and for which BioSante is requesting confidential treatment.

In accordance with Rule 83, BioSante requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Response Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter also has been clearly marked with the legend “Confidential Treatment Requested by BioSante Pharmaceuticals, Inc.” and each page is marked for the record with the identifying numbers and code “BPAX-1” through “BPAX-10.”

Pursuant to Rule 83, a copy of the Request (but not this Response Letter) also is being delivered to the Commission’s FOIA Office.

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.  BioSante’s responses are provided below each comment.

Additionally, we refer to the telephone conversation between Ms. Deanna Counsell of our Firm and you, pursuant to which Ms. Counsell requested and received an extension to submit responses on or before September 17, 2012.

Description of Our Female Sexual Health, Menopause, Contraception…. page 3

1.              Comment:  We note that you license the technology underlying LibiGel and Elestrin from Antares Pharma, Inc. (Antares). Given that Elestrin is currently your sole commercialized product and LibiGel is your most advanced product in development, it appears that this license is material to your business. Please revise your disclosure to include the material terms of the license agreement, including:

•                  Parties’ rights and obligations;

•                  Duration of agreement;

•                  Termination provisions;

•                  Aggregate amounts received to date under the agreement;

•                  Aggregate potential milestones payments to be paid;

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•                  Royalty rates;

•                  Up-front/execution payments; and

•                  Nature and scope of the intellectual property transferred.

Response:

BioSante acknowledges the Staff’s comment but believes that it has disclosed in its prior Commission filings the material terms of the license agreement with Antares, as described in more detail below.  However, in light of the Staff’s comment, and with a view towards BioSante’s prospective disclosures, BioSante will include in its future Commission filings the additional information regarding the events that may give rise to a termination of the license agreement with Antares since this is the only information, as described below, regarding the license agreement with Antares that has not been disclosed by BioSante in its prior Commission filings.  BioSante does not believe that the filing of an amendment to BioSante’s 2011 Form 10-K to include such additional information is necessary since the events that may give rise to a termination of the license agreement are standard and customary for agreements of this type and are not unusual and such additional information is not material to BioSante’s 2011 Form 10-K taken as a whole.  Accordingly, BioSante will include such additional information in BioSante’s next quarterly report on Form 10-Q.  In addition, BioSante will include such information in BioSante’s next annual report on Form 10-K and future annual reports on Form 10-K, as appropriate.

Parties’ rights and obligations:  The parties’ continuing material rights and obligations under the license agreement are:

•                  in the case of Antares, provide rights to BioSante to develop, market and sell the licensed technology and products incorporating the licensed technology;

•                  in the case of BioSante, pay Antares a portion of any licensing-related proceeds received by BioSante as a result of the sublicensing of the licensed technology and royalties based on a percentage of the net sales of any products BioSante or its sublicensees sell incorporating the licensed technology, and make certain development and regulatory milestone payments to Antares;

•                  in the case of BioSante, accelerate the human clinical development of products incorporating the licensed technology, including:

•                  testing proposed products;

•                  conducting clinical trials;

•                  obtaining government approvals; and

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•                  introducing products incorporating the licensed technology into the market;

•                  in the case of BioSante, enter into sub-license arrangements or agreements with other entities regarding development and commercialization of products incorporating the licensed technology; and

•                  indemnify the other party for damages arising from or relating to the negligence or willful misconduct of the other party (and in the case of BioSante, its sublicensees) in connection with the agreement.

This information was disclosed in BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000, BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2000 (see pages 2, 5, 7,  9, 17, 23 and 48 of such Form 10-K) and in BioSante’s subsequent annual reports on Form 10-K, including the 2011 Form 10-K, although such disclosure was scaled back by BioSante in its later Commission filings (see pages 4, 10, 44, 46, 57, 86 and 97 of the 2011 Form 10-K).  In addition, a copy of the license agreement was included as Exhibit 10.1 to BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000 and, together with subsequent amendments, has been included as an exhibit to BioSante’s subsequent annual reports on Form 10-K, including the 2011 Form 10-K (see Exhibits 10.29 through 10.35 to the 2011 Form 10-K).  For your background and reference, Antares is a successor entity to Permatec Technologie, AG Inc., the original party to the license agreement.

Duration of agreement:  The term of the license agreement will expire on a country-by-country and product-by-product basis when the royalties expire (at patent expiration), at which time BioSante will have a fully paid-up exclusive license regarding the applicable product in such country.  This information was disclosed in BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000.  In addition, a copy of the license agreement was included as Exhibit 10.1 to BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000 and, together with subsequent amendments, has been included as an exhibit to BioSante’s subsequent annual reports on Form 10-K, including the 2011 Form 10-K (see Exhibits 10.29 through 10.35 to the 2011 Form 10-K).

Termination provisions:  BioSante and Antares may terminate the license agreement upon the occurrence of certain events, including a material breach of the agreement by the other party or if the other party goes into liquidation or bankruptcy or makes an assignment for the benefit of creditors or a receiver is appointed.  Antares may terminate the agreement with respect to certain products or territories if BioSante does not continue development, seeking regulatory approval or marketing of such products in such

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territories.  BioSante may terminate the agreement with respect to certain products or territories if, for technical, scientific or regulatory reasons, it is not likely that the product will gain required regulatory approvals in a territory, if regulatory approvals in a territory are not obtained or if BioSante determines that it is not economically viable to continue development or marketing of a product in a territory.  The fact that the license agreement may be terminated upon certain events was disclosed in BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000.  The specific events that may give rise to a termination of the license agreement, however, were not disclosed.  In addition, a copy of the license agreement was included as Exhibit 10.1 to BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000 and, together with subsequent amendments, has been included as an exhibit to BioSante’s subsequent annual reports on Form 10-K, including the 2011 Form 10-K (see Exhibits 10.29 through 10.35 to the 2011 Form 10-K).

Aggregate amounts received to date under the agreement:  BioSante has not received any payments to date under the license agreement, and no future payments are contemplated by or provided for in the agreement.

Aggregate potential milestones payments to be paid and royalty rates:  The license agreement requires BioSante to pay Antares a portion of any licensing-related proceeds received by BioSante as a result of the sublicensing of the licensed technology and royalties based on a percentage of the net sales of any products BioSante or its sublicensees sell incorporating the licensed technology. Specifically, BioSante is obligated to pay Antares 25 percent of all licensing-related proceeds and 4.5 percent of any associated royalties that BioSante may receive.  This information was disclosed in BioSante’s periodic reports filed with the Commission, including the 2011 Form 10-K (see pages 4, 10, 57, 86 and 97 of the 2011 Form 10-K).  With respect to royalties, all royalties paid to Antares as a result of sales of Elestrin have been paid directly by BioSante’s sublicensees.  With respect to such royalties, as disclosed in BioSante’s financial statements included in BioSante’s periodic reports filed with the Commission, including the 2011 Form 10-K (see pages 57-61, 86 and 97 of the 2011 Form 10-K), BioSante remains the primary obligor under the license agreement with Antares; and therefore, BioSante recognizes both royalty revenue and a related expense, in the same amount, in its statements of operations.  There is no cash impact on BioSante as a result of Elestrin royalties since the royalties are paid to Antares directly by BioSante’s sublicensees.

In addition, BioSante is obligated to pay Antares certain amounts upon the achievement of certain development and regulatory milestones, including $[*] upon acceptance for filing by the United States Food and Drug Administration (“FDA”) of a New Drug

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Application (“NDA”) for LibiGel and $[*] upon receipt of an FDA approval for the accepted LibiGel NDA filing. The fact that BioSante is obligated to make development and regulatory milestone payments to Antares was disclosed in BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000 and in BioSante’s subsequent periodic reports filed with the Commission, including the 2011 Form 10-K (see pages 4, 10, 57, 86 and 97 of the 2011 Form 10-K).  In addition, a copy of the license agreement was included as Exhibit 10.1 to BioSante’s current report on Form 8-K filed with the Commission on July 11, 2000 and, together with subsequent amendments, has been included as an exhibit to BioSante’s subsequent annual reports on Form 10-K, including the 2011 Form 10-K (see Exhibits 10.29 through 10.35 to the 2011 Form 10-K).  The triggers and amounts of the development and regulatory milestones have not been disclosed by BioSante in its periodic reports filed with the Commission for competitive reasons.

Up-front/execution payments:  The license agreement required BioSante to pay a $1,000,000 up-front license fee to Antares, which BioSante paid in June 2000.  This information was disclosed in BioSante’s quarterly report on Form 10-QSB for the quarter ended September 30, 2000 (see pages 6, 9 and 11 in such Form 10-QSB) and in BioSante’s subsequent periodic reports filed with the Commission.  Due to the fact that such payment was made over 10 years ago, BioSante has not included such information recently in its annual reports on Form 10-K, including the 2011 Form 10-K.

Nature and scope of the intellectual property transferred:  BioSante has disclosed the nature, scope and duration of the intellectual property covered under the license agreement in BioSante’s annual reports on Form 10-K, including the 2011 Form 10-K (see page 10 of the 2011 Form 10-K).  The patents covering the formulations used in the products covered under the license agreement are expected to expire in 2022, although with respect to LibiGel, a new U.S. patent covering the “method of use” of LibiGel for treating FSD and HSDD was issued, which will expire in December 2028.

Male Testosterone Gel, page 6

2.              Comment:  We note that your male testosterone gel has recently received FDA approval and is subject to a development and license agreement with Teva Pharmaceuticals which has agreed to develop and market the product in the U.S.  Please revise your disclosure to include the material terms of the development and license agreement, including:

•                  Duration of agreement;

•                  Termination provisions;

•                  Aggregate amounts received to date under the agreement;

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•                  Aggregate potential milestones payments to be received;

•                  Royalty rates; and

•                  Nature and scope of the intellectual property transferred.

Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:

BioSante acknowledges the Staff’s comment but believes that it has disclosed in its prior Commission filings the material terms of the development and license agreement with Teva Pharmaceuticals USA, Inc. (“Teva”), as described in more detail below.  However, in light of the Staff’s comment, and with a view towards BioSante’s prospective disclosures, BioSante will include in its future Commission filings the additional information regarding the term of the agreement, the events that may give rise to a termination of the agreement and more information regarding the royalties to be paid to BioSante since, as described below, this is the only information that has not been disclosed by BioSante in its prior Commission filings regarding the development and license agreement with Teva.  BioSante does not believe that the filing of an amendment to BioSante’s 2011 Form 10-K to include such additional information is necessary since the additional information to be included are standard and customary for agreements of this type and are not unusual and such additional information is not material to BioSante’s 2011 Form 10-K taken as a whole.  BioSante will include such additional information in BioSante’s next quarterly report on Form 10-Q.  In addition, BioSante will include such information in BioSante’s next annual report on Form 10-K and future annual reports on Form 10-K, as appropriate.

In addition, as requested, BioSante will file the development and license agreement as an exhibit to BioSante’s next quarterly report on Form 10-Q.

Parties’ rights and obligations:  The parties’ continuing material rights and obligations under the development and license agreement are:

•                  in the case of BioSante, provide rights to Teva to manufacture, develop, market and sell the licensed product in the United States;

•                  in the case of Teva, be responsible for any and all manufacturing and marketing associated with the product;

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•                  in the case of Teva, make a milestone payment to BioSante upon the occurrence of a certain sales-based milestone and pay BioSante royalties based on a percentage of net sales of the product; and

•                  indemnify the other party against damages in connection with any suits by third parties resulting from or arising out of any breach or alleged breach of a representation and warranty or any negligence or willful misconduct.

This information was disclosed in BioSante’s annual report on Form 10-KSB for the fiscal year ended December 31, 2002 (see pages 7, 11, 30, 32, 39, 42 and 50 of such Form 10-KSB) and in BioSante’s subsequent annual reports on Form 10-K, including the 2011 Form 10-K (see pages 2, 4, 6, 28, 34-39, 44, 55-57 and 86 of the 2011 Form 10-K).

Duration of agreement:  The term of the development and license agreement will expire 10 years from the date on which Teva makes its first commercial sale of the licensed product to an unrelated third party in an arms-length transaction in the United States.

Termination provisions:  The parties may terminate the development and license agreement upon the occurrence of certain events, including a material breach of the agreement by the other party.  BioSante may terminate the agreement if Teva files a petition in bankruptcy, enters into an arrangement with its creditors or makes an assignment for the benefit of creditors or a receiver or trustee is appointed or if Teva suffers or permits the entry of an order adjudicating it to be bankrupt or insolvent.  Teva may terminate the agreement if Teva determines that the continued development and/or marketing of the licensed product is no longer commercially viable.

Aggregate amounts received to date under the agreement:  The development and license agreement with Teva required Teva to pay a $1,500,000 up-front license fee to BioSante, which was paid in December 2002.  This information was disclosed by BioSante in its annual report on Form 10-KSB for the fiscal year ended December 31, 2002 (see page 7 of such Form 10-KSB) and subsequent periodic reports filed with the Commission, including the 2011 Form 10-K (see page 6 of the 2011 Form 10-K).  No other payments have been made by Teva to BioSante under the development and license agreement.

Aggregate potential milestones payments to be received:  The development and license agreement requires Teva to make a future milestone payment to BioSante of $[*] provided that Teva is the sole marketer in the territory of a generic 1% testosterone gel AB-rated to AndroGel® for at least 180 days immediately following the launch date in the United States.  Although BioSante disclosed in its 2011 Form 10-K the fact that Teva is required to make certain future milestone payments to BioSante, the triggers and amounts

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of these milestone payments have not been disclosed for competitive reasons.  Since the execution of the agreement, all other milestone payments have become inapplicable, such that the only potential milestone payment remaining is the one described above.

Royalty rates:  Commencing on the date that Teva makes its first commercial sale of the product to an unrelated third party in an arms-length transaction in the United States, the following royalties will be required to be paid by Teva to BioSante:

•                  [*] percent of net sales after Teva launches the product using a formulation developed by BioSante; provided however, that during the period of time that Teva markets such formulation and is the sole marketer of a generic 1% testosterone gel AB-rated to AndroGel® in the United States, such amount will be equal to [*] percent of net sales; and

•                  [*] percent of net sales after Teva launches the product using a formulation not developed by BioSante; provided however, that during the period of time that Teva markets such formulation and is the sole marketer of a generic 1% testosterone gel AB-rated to AndroGel® in the United States, such amount will be equal to [*] percent of net sales.

Teva is entitled to deduct the amount of any legal expenses incurred by Teva in connection with associated patent litigation against Teva from the net sales of the product.

In the event Teva terminates the development and license agreement as a result of a determination by Teva that the continued development of the product is no longer commercially viable, Teva is obligated under the agreement to grant BioSante a perpetual, worldwide, semi-exclusive license to all data, information and know-how developed by Teva.  In the event that Teva grants this license to BioSante, and if BioSante, its affiliates or a third party subsequently launches or sells a generic 1% testosterone gel product AB Rated to AndroGel® in the United States, BioSante is required to pay Teva, on a quarterly basis, [*] percent of all consideration received by BioSante or its affiliates as a result of the commercial sale of such product until such time that Teva has been paid $[*].

BioSante has disclosed in its annual reports on Form 10-K, including the 2011 Form 10-K (see pages 2, 4, 6, 28, 37, 56 and 86 of the 2011 Form 10-K), and subsequent quarterly reports on Form 10-Q (see pages 17-18, 39 and 56-57 of BioSante’s quarterly report on Form 10-Q for the quarter ended June 30, 2012) that Teva is required to pay BioSante

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royalties based on a percentage of net sales of the licensed product.  However, the royalty rates have not been disclosed publicly by BioSante for competitive reasons.

Nature and scope of the intellectual property transferred:  BioSante’s male testosterone gel was developed by BioSante and licensed to Teva.  This was disclosed in BioSante’s annual reports on Form 10-K, including the 2011 Form 10-K (see pages 4, 10, 57 and 86 of the 2011 Form 10-K), and subsequent quarterly reports on Form 10-Q (see page 18 of BioSante’s quarterly report on Form 10-Q for the quarter ended June 30, 2012).  Other than the license to Teva, no intellectual property has been transferred or is contemplated to be transferred under the agreement.

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.               BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:                                 Johnny Gharib, Division of Corporation Finance, Securities and Exchange Commission

John Krug, Division of Corporation Finance, Securities and Exchange Commission

Stephen M. Simes, BioSante Pharmaceuticals, Inc.

Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.

Michael Lullo, Deloitte & Touche LLP

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